FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.
Securities Registration Record No. 175

Santiago, August 31, 2012
Ger. Gen. No. 109 / 2012

Mr. Fernando Coloma C.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Alameda 1449, Santiago, Chile

Ref.: Notifies Significant Event

To whom it may concern:

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, on the Securities’ Market, and the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you as a significant event that the Board of Directors of Enersis S.A., in its ordinary meeting held today, has decided on the following:

1.      To report that Board Members Messrs. Pablo Yrarrázaval V. (President), Andrea Brentan (Vicepresident), Rafael Miranda R., Hernán Somerville S., Leonidas Vial E. and Eugenio Tironi B., have declared themselves “involved” in the capital increase operation currently underway, given the interpretation depicted in Official Letter No. 21,001, issued on August 29, 2012 by the Superintendence of Securities and Insurance (SVS in its Spanish acronym).

2.      To report  that Mr. Ignacio Antoñanzas Alvear, Chief Executive Officer of Enersis, by holding positions in Endesa Latin America, S.A., controller of the society, has also declared to have an interest in the operation in terms of article 147 of the Chilean Companies Act (“Ley de Sociedades Anónimas”).  By virtue of the foregoing, the Board of Directors, defined the parameters so that the CEO can act in connection with the operation.

3.      To Inform that the Board of Directors has agreed to continue with the aforementioned operation and for such purposes has begun the process of searching for an independent appraiser for the purposes of provisions in article 147 of the Chilean Companies Act (“Ley de Sociedades Anónimas”), without prejudice of resolved it the Committee of Directors in due course.

4.      To inform that  the Board of Directors has taken cognizance of the letter received from the controlling shareholder where it states its interest in continuing the capital increase process, requesting that a shareholders’ meeting be summoned pursuant to Title XVI of the Chilean Companies Act (“Ley de Sociedades Anónimas”) with due anticipation so that all Enersis’ shareholders, including American Depositary Receipt (ADR) holders, may participate at the referred shareholders’ meeting.

Sincerely yours,

Ignacio Antoñanzas Alvear

Chief Executive Officer

cc.:          Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Banco Central de Chile (Chilean  Central Bank)

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: August 31, 2012